FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

June 15, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
"June 15 -2004"	NR:04-12

LUMINA APPOINTS VICE PRESIDENT, EXPLORATION AND CHIEF FINANCIAL OFFICER AND RETAINS OTIS/MANDY, INC.

Vancouver, British Columbia – Lumina Copper Corp is pleased to announce that it has appointed Leo Hathaway as Vice President, Exploration.  Mr. Hathaway will be responsible for the exploration management of the Company’s projects in Canada, Peru, Argentina and Chile. Mr. Hathaway has a degree B.Sc.(Hons) in Applied Geology from the University of Plymouth, UK and a M.Sc. in Mineral Exploration from the Royal School of Mines at Imperial College in London. Most recently he was employed with a Canadian mining company evaluating base metal opportunities in Spain and South America. Mr. Hathaway’s base metal and work experience in South America will greatly assist Lumina in its efforts to advance its portfolio of advanced copper projects.

Lumina has also appointed Sandra Lim as Chief Financial Officer.  Ms. Lim is a Certified General Accountant with over 25 years of experience in public and private accounting.

As a result of the Company’s new listing on the American Stock Exchange (symbol “LCC”), the Company has retained the services of Otis/Mandy, Inc. to increase awareness about the Company, its properties and its activities amongst US based fund managers.  Otis/Mandy is a New York based investor relations firm. Otis/Mandy has been retained for an initial term of seven months, will be paid a monthly retainer of US$5,000 and will be issued 15,000 stock options pursuant to the terms of the Company’s stock option plan.

"The Copper Development Company"

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP Signed: "Anthony Floyd" Anthony Floyd, President	For further information contact: David Strang, Vice President Corporate Relations dstrang@luminacopper.com tel: + 604 687 0407 fax: + 604 687 7041

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

LUMINA COPPER CORP.

#1550 – 625 Howe Street

Vancouver, BC   V6C 2T6

Item 2.

Date of Material Change

June 15, 2004

Item 3.

Press Release

A News Release dated June 15, 2004 was issued in Vancouver, BC, and disseminated through Canada Stockwatch and Market News.

Item 4.

Summary of Material Change

Lumina Copper Corp. announces it has retained the services of Otis/Mandy Inc., a New York based investor relations firm, to increase awareness about the Company, its properties and its activities amongst US based fund managers.

Item 5.

Full Description of Material Change

As a result of the Company’s new listing on the American Stock Exchange (symbol “LCC”), the Company has retained the services of Otis/Mandy, Inc. to increase awareness about the Company, its properties and its activities amongst US based fund managers.  Otis/Mandy is a New York based investor relations firm. Otis/Mandy has been retained for an initial term of seven months, will be paid a monthly retainer of US$5,000 and will be issued 15,000 stock options pursuant to the terms of the Company’s stock option plan.

Item 6.

Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.

Omitted Information

N/A.

Item 8.

Senior Officers

ROBERT PIROOZ

Vice President

Telephone: (604) 687-0333

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 16th day of June, 2004.

LUMINA COPPER CORP.

Per:

“Robert Pirooz”

_______________________________

Robert Pirooz,

Vice President